UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-39833

EZGO Technologies Ltd.

(Translation of registrant’s name into English)

Building #A, Floor 2, Changzhou Institute of Dalian University of Technology,

Science and Education Town,

Wujin District, Changzhou City

Jiangsu, China 213164

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On November 7, 2025, the board of directors of EZGO Technologies Ltd., a British Virgin Islands business company (the “Company”), approved certain amendments to the Company’s Amended and Restated Memorandum and Articles of Association (the “Amended M&A”), which were filed sequentially with the BVI Registrar. The amendments provide for: (i) a reverse share split of the Company’s ordinary shares at a ratio of 1-for-25 (the “Reverse Share Split”), such that every twenty-five (25) issued ordinary shares are combined into one (1) issued ordinary share, with fractional shares rounded to the nearest whole share; and, following the Reverse Share Split, (ii) a reduction in the par value of the Ordinary Shares together with an increase in the number of shares the Company is authorized to issue to 1,010,000,000 shares divided into 1,000,000,000 ordinary shares of no par value each and 10,000,000 preferred shares of no par value each. The Company’s ordinary shares will begin trading on a post-split basis on the Nasdaq Stock Market on November 21, 2025. Following the Reverse Share Split, the number of issued and outstanding ordinary shares will be reduced from 21,700,706 to approximately 868,029. A copy of the Company’s final Amended M&A is attached hereto as Exhibit 3.1.

On November 19, 2025, the Company issued a press release announcing the Reverse Share Split. A copy of the press release is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Amended and Restated Memorandum and Articles of Association
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZGO Technologies Ltd.

By:	/s/ Jianhui Ye
Name:	Jianhui Ye
Title:	Chief Executive Officer

Date: November 19, 2025

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